EXHIBIT 99.1

Precision Drilling Corporation Announces 2022 Second Quarter Unaudited Financial Results

CALGARY, Alberta, July 27, 2022 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain (loss) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Precision Drilling announces 2022 second quarter financial results:

  Revenue for the quarter was $326 million, an increase of 62% as compared with 2021 as our North American drilling activity increased by 38% and drilling day rates increased in the U.S. and Canada by 25% and 30%, respectively.
  Strengthened our contract book with year-to-date additions of 39 term contracts.
  Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) of $64 million increased 122% from $29 million the prior year quarter, reflective of our success in maximizing operating leverage in a growing activity environment. Current quarter Adjusted EBITDA was negatively impacted by a $6.5 million (US$5 million) well control event, share-based compensation charges of $5 million and $9 million less of CEWS program assistance.
  Net loss of $25 million or $1.81 per share compared with a net loss of $76 million or $5.71 per share in 2021.
  Generated cash from operations and funds from operations (see “FINANCIAL MEASURES AND RATIOS”) of $135 million and $60 million, respectively, as compared with $42 million and $13 million in 2021. Our increased activity, operational leverage and day rates, and lower share-based compensation charges contributed to higher cash generation in the current quarter.
  Reduced our Senior Credit Facility balance by approximately $70 million during the quarter, ending with $52 million of cash and more than $540 million of available liquidity.
  Increased our capital spending plan to $149 million in response to higher demand and expected customer contracted upgrades on over 20 drilling rigs for 2022.
  Repurchased and cancelled 60,796 common shares for $5 million under our Normal Course Issuer Bid (NCIB).
  Completion and Production Services segment generated revenue of $33 million and Adjusted EBITDA of $5 million, increases of 60% and 14%, respectively, from the prior year second quarter.
  Agreed to acquire the well servicing business and associated rental assets of High Arctic Energy Services Inc. (High Arctic) for $38 million subsequent to the end of the quarter.

Precision’s President and CEO, Kevin Neveu, stated:

“Precision’s strong second quarter financial results reflect steadily increasing customer demand and demonstrate the exceptional operational leverage inherent in Precision’s business model. Second quarter revenue was $326 million, 62% higher than the same period last year, and reported Adjusted EBITDA more than doubled from 2021. These strong results were underpinned by improving field margins and continued focus on cost management and cost control.

“We remain firmly on track to deliver on our 2022 strategic priorities, which include generating free cash flow and using cash generated to strengthen our balance sheet and reinvest in our business. Our High Performance, High Value strategy is well-aligned with customer objectives and demand for our services continues to strengthen. Even with commodity price volatility and recession concerns, our customers continue to seek the most efficient drilling rigs available as they remain focused on strict capital discipline and capital efficiency. Consequently, we expect both of our Super Triple and pad Super Single rig fleets to become fully utilized later this year.

“Our recent well servicing transaction adds 51 marketed well service rigs, increasing our marketed fleet to over 130 rigs in Canada. The transaction aligns with both our short-term and long-term strategic priorities, particularly leveraging our scale and reducing our debt levels. The outlook for our well service business continues to be positive as strong customer demand and an industry-wide shortage of high-quality assets and skilled labor is driving leading edge rates to over $1,000 per hour. During the second quarter, we realized 30,389 service rig operating hours, our most active second quarter since 2018, and anticipate this momentum will continue for the foreseeable future. I welcome the high-quality field and support staff of over 200 who are joining the Precision family. I believe this acquisition positions our well servicing business for a promising future.

“In the U.S., we averaged 55 active drilling rigs during the second quarter and are currently operating 57 rigs, an increase from 48 rigs at the start of the year. Customer demand remains strong and leading-edge day rates are approaching the mid-US$30,000s, while year over year normalized average fleet rates are up over US$4,000 per day, as customers recognize both the efficiency savings generated by our Super Series rigs and seek to ensure they have access to their preferred rigs.

“In Canada, we averaged 37 active rigs during the second quarter, representing a 35% increase over the same period last year. This is the highest activity level since 2014 and highest average second quarter day rates in a decade. We currently have 61 rigs active and expect activity in both the third and fourth quarters to exceed the first quarter as our customers remain committed to their drilling plans, particularly in the Montney, conventional heavy oil, and Clearwater plays.

“During the second quarter, we began to lock in higher day rates with take-or-pay term contracts, particularly for opportunities that require capital for rig upgrades. With rising concerns about high-specification rig availability, many customers are seeking longer-term commitments and since the beginning of the second quarter we have signed 18 new term contracts at leading-edge day rates, including five contracts for two years or longer. The pace of rig contracting and margin expansion is driving an improved outlook for Precision’s free cash flow in the second half of the year and into 2023. We are raising our capital budget to include over 20 expected fully-contracted rig upgrades and anticipate capital spending will now total $149 million, which includes $76 million of upgrade and expansion capital.

“On the international front, our existing operations in Kuwait and Saudi Arabia continue to perform well, leveraging our scale in each country and generating cash flow for our business. We recently submitted a bid for a tender including three of our idle AC Super Triple rigs in Kuwait and believe there are additional Middle East opportunities where we can deploy our Super Series rigs.

“Both Alpha™ and EverGreen™ are driving revenue growth and establishing a sustainable competitive advantage for Precision. In the second quarter, we installed three AlphaAutomation™ systems, bringing our total to 53 Alpha™ rigs. Currently over 50% of our North American Super Triple fleet have been converted to Alpha™ and we see a clear path to converting the remaining rigs by the end of 2024. We are currently earning incremental revenue on nearly 90% of our Alpha™-equipped rigs as customers continue to see the value of this technology, which provides automation to deliver consistent record well times, access to several applications to maximize drilling efficiencies and real-time data to analyze and drive performance and KPIs.

“We also continue to develop our portfolio of EverGreen™ suite of environmental solutions, offering customers several products and applications to help measure and reduce their emissions during drilling operations. In the second quarter, we began drilling an exploratory geothermal well on Cornell University’s Ithaca campus as part of Cornell’s Earth Source Heat project. We are utilizing an EverGreen™ grid-powered Super Triple rig, which will significantly decrease rig emissions and mitigate noise in an environmentally sensitive area. We believe geothermal energy will be an important energy component in the net zero global energy mix and are well positioned to support this transition, having participated in geothermal projects for the past 25 years.

“Notwithstanding current economic uncertainty and commodity price volatility, robust market fundamentals exist and provide a foundation for Precision’s business, creating opportunities for us to grow shareholder value. I would like to thank our shareholders for their continued support and the team at Precision for their hard work and dedication,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	% Change	2022	2021	% Change
Revenue	326,016	201,359	61.9	677,355	437,832	54.7
Adjusted EBITDA(1)	64,099	28,944	121.5	100,954	83,483	20.9
Net loss	(24,611)	(75,912)	(67.6)	(68,455)	(112,018)	(38.9)
Cash provided by (used in) operations	135,174	42,219	220.2	69,880	57,641	21.2
Funds provided by operations(1)	60,373	12,607	378.9	90,328	56,037	61.2

Cash used in investing activities	36,782	10,150	262.4	67,125	20,064	234.6
Capital spending by spend category(1)
Expansion and upgrade	15,530	6,446	140.9	25,145	9,883	154.4
Maintenance and infrastructure	23,906	13,809	73.1	50,693	18,808	169.5
Proceeds on sale	(6,849)	(2,590)	164.4	(9,696)	(5,914)	63.9
Net capital spending(1)	32,587	17,665	84.5	66,142	22,777	190.4

Net loss per share:
Basic	(1.81)	(5.71)	(68.3)	(5.06)	(8.41)	(39.8)
Diluted	(1.81)	(5.71)	(68.3)	(5.06)	(8.41)	(39.8)

(1) See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2022	2021	% Change	2022	2021	% Change
Contract drilling rig fleet	226	227	(0.4)	226	227	(0.4)
Drilling rig utilization days:
U.S.	5,037	3,579	40.7	9,627	6,530	47.4
Canada	3,376	2,497	35.2	9,029	6,315	43.0
International	546	546	-	1,086	1,086	-
Revenue per utilization day:
U.S. (US$)	25,547	20,497	24.6	24,951	21,236	17.5
Canada (Cdn$)	26,746	20,634	29.6	25,192	20,935	20.3
International (US$)	54,612	54,269	0.6	52,436	53,512	(2.0)
Operating cost per utilization day:
U.S. (US$)	18,864	13,745	37.2	18,628	14,360	29.7
Canada (Cdn$)	19,010	13,510	40.7	16,749	13,216	26.7

Service rig fleet	93	123	(24.4)	93	123	(24.4)
Service rig operating hours	30,389	26,630	14.1	68,654	61,533	11.6

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2022	December 31, 2021
Working capital(1)	111,492	81,637
Cash	51,641	40,588
Long-term debt	1,139,720	1,106,794
Total long-term financial liabilities	1,226,744	1,185,858
Total assets	2,704,686	2,661,752
Long-term debt to long-term debt plus equity ratio (1)	0.49	0.47

(1) See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended June 30, 2022:

  Revenue for the second quarter was $326 million, 62% higher than in 2021 and was the result of increased North American drilling and service activity and day rates. Drilling rig utilization days increased by 41% in the U.S. and 35% in Canada and well service activity increased 14% as compared with the second quarter of 2021.
  Adjusted EBITDA for the quarter was $64 million, $35 million higher than 2021 mainly due to lower share-based compensation charges, partially offset by a $6.5 million (US$5 million) charge related to a well control event and $9 million less CEWS program assistance. Share-based compensation charges for the quarter were $5 million, $21 million lower than in 2021 with the decrease primarily due to our lower share price during the current year quarter. Please refer to “Other Items” later in this news release for additional information on the well control event and share-based compensation charges.
  Adjusted EBITDA as a percentage of revenue (see “FINANCIAL MEASURES AND RATIOS”) was 20% as compared with 14% in 2021, demonstrating our ability to maximize the operating leverage within the business in a growing activity environment.
  General and administrative expenses this quarter were $21 million, $10 million lower than in 2021 due to lower share-based compensation charges, partially offset by lower CEWS program assistance.
  Net finance charges for the quarter were $21 million, a decrease of $7 million from 2021 due to lower debt issue costs. Our higher debt issue costs in 2021 related to accelerated amortization of issue costs associated with the unsecured senior notes that were fully redeemed in the quarter.
  In the U.S., revenue per utilization day was US$25,547 compared with US$20,497 in 2021. The increase was primarily the result of improved pricing and turnkey activity. During the second quarter, we recognized revenue from turnkey projects of US$9 million compared with US$3 million in 2021. Revenue per utilization day in the quarter, excluding the impact of turnkey, was US$23,689, compared to US$19,666 in the prior year, an increase of $4,023. On a sequential basis, revenue per utilization day, excluding turnkey revenue, increased approximately US$1,925.
  Our U.S. operating costs on a per day basis increased to US$18,864, compared with US$13,745 in 2021 due to higher rig operating expenses, repairs and maintenance and turnkey activity, partially offset by the impact of fixed costs being spread over higher activity. During the second quarter of 2022, we experienced a well control event resulting in a US$5 million charge, causing our daily operating costs to increase by approximately US$1,015. U.S. operating cost per day during the quarter, excluding turnkey, was US$16,517 compared with US$13,160 in the prior year. Sequentially, excluding the impact of turnkey activity, our operating costs per day increased approximately US$420.
  In Canada, average revenue per utilization day for contract drilling for the quarter was $26,746 compared with $20,634 in 2021, an increase of 30% and the result of higher day rates and increased labor and cost recoveries.
  Our Canadian operating costs on a per day basis increased to $19,010, compared with $13,510 in 2021 due to industry-wide wage increases, higher repairs and maintenance expense and lower CEWS program assistance. During the second quarter of 2021, we recognized $5 million of CEWS program assistance which decreased our comparative daily operating costs by $1,877. Canadian operating cost per day for the prior year quarter, excluding the impact of CEWS program assistance, were $15,387.
  Completion and Production Services second quarter revenue and Adjusted EBITDA was $33 million and $5 million, respectively, compared with $21 million and $4 million in 2021. Our improved results were supported by higher service rates and operating hours, partially offset by lower CEWS program assistance as we recognized $3 million of assistance in 2021.
  During the quarter, we did not recognize any CEWS program assistance as compared with $9 million in 2021. In 2021, CEWS program assistance was presented as offsets to operating and general and administrative costs of $8 million and $1 million, respectively.
  We realized second quarter revenue from international contract drilling of US$30 million, consistent with 2021, as activity and day rates remained constant.
  Second quarter cash provided by operations was $135 million as compared with $42 million in 2021. We generated $60 million of funds from operations as compared with $13 million in 2021. Our increased activity, operational leverage, day rates and lower share-based compensation charges contributed to higher cash generation in the current quarter.
  Capital expenditures were $39 million as compared with $20 million in 2021. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $16 million for expansion and upgrades and $24 million for the maintenance of existing assets and infrastructure.
  We reduced our Senior Credit Facility balance by approximately $70 million during the quarter, ending the quarter with $52 million of cash and more than $540 million of available liquidity. Year-to-date, we have borrowed $12 million on our Senior Credit Facility.
  We repurchased and cancelled 60,796 common shares for $5 million under our NCIB.
  Subsequent to the quarter, we agreed to acquire the well servicing business and associated rental assets of High Arctic for $38 million, adding 80 service rigs (51 marketed and 29 inactive) to our fleet along with related rental assets, ancillary support equipment, inventories and spares and six additional operating facilities in key operating basins.

Summary for the six months ended June 30, 2022:

  Revenue for the first six months of 2022 was $677 million, an increase of 55% from 2021.
  Adjusted EBITDA for the period was $101 million as compared with $83 million in 2021. Our higher Adjusted EBITDA was attributable to higher activity and day rates, partially offset by higher share-based compensation charges, the impact of the well control event and lower CEWS program assistance. Our 2021 Adjusted EBITDA was positively impact by $17 million of CEWS program assistance.
  General and administrative costs were $77 million, an increase of $24 million from 2021 primarily due to higher share-based compensation charges of $17 million and lower CEWS program assistance of $2 million.
  Net finance charges were $42 million, a decrease of $8 million from 2021 due to lower debt issue costs. In 2021, we accelerated the amortization of issue costs associated with fully redeemed unsecured senior notes.
  Cash provided by operations was $70 million as compared with $58 million in 2021. Funds provided by operations in 2022 were $90 million, an increase of $34 million from the comparative period.
  Capital expenditures were $76 million in 2022, an increase of $47 million from 2021. Capital spending by spend category included $25 million for expansion and upgrades and $51 million for the maintenance of existing assets and infrastructure.
  Year-to-date, we have borrowed $12 million on our Senior Credit Facility and repurchased and cancelled 60,697 common shares for $5 million under our NCIB.

STRATEGY

Precision’s strategic priorities for 2022 are as follows:

  Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives – We exited the quarter with 53 AC Super Triple AlphaTM rigs equipped with our AlphaAutomationTM platform and 20 commercialized AlphaAppsTM. As compared with the second quarter of 2021, our total paid days for AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM increased by 4%. As at July 26, 2022, we had three commercial, field-deployed, EverGreenTM Battery Energy Storage Systems with six additional systems scheduled for installation by year end. In addition, we had 10 EverGreenTM Integrated Power & Emissions Monitoring Systems deployed and anticipate ending the year with 15 systems installed. In July, we released our annual Corporate Responsibility Report which highlighted several key ESG accomplishments aligned with our High Performance, High Value strategy. We expanded our reporting to include additional elements from the Sustainability Accounting Standards Board and Task Force on Climate-Related Financial Disclosures guidelines.
  Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound – During the second quarter of 2022, we generated cash from operations of $135 million. In the U.S., our second quarter average active rig count was 55, 41% higher than in 2021. In Canada, we averaged 37 active rigs for the quarter, a 37% increase from 2021. Despite industry-wide inflationary pressures, our second quarter daily operating margins (average revenue less operating costs per utilization day) in our North American contract drilling business remained strong. Our daily operating margins were secured by our strengthening day rates, growing contract book and disciplined spending. Year-to-date in 2022, we have entered into 39 term contracts and as at July 26, 2022 had 57 active rigs in the U.S. and 61 in Canada. With the tightening of available Super Series rigs, we expect to realize further pricing increases in the U.S. and Canada in the back half of 2022. Our acquisition of High Arctic’s well servicing business and associated rental assets maximizes our existing operating leverage and supports future cash flow generation.
  Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders – During the quarter, our reinvestment into our drilling fleet included $39 million of capital expenditures and we generated $7 million of cash proceeds from the divestiture of non-core assets. We repaid approximately $70 million on our Senior Credit Facility and continue to target $75 million of debt reduction for 2022 and longer-term goals of $400 million of debt reduction between 2022 and 2025 and Net Debt to Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) less than 1.5 times by 2025. Through share repurchases under our NCIB, we returned $5 million of capital to shareholders. We ended the quarter with a cash balance of $52 million and more than $540 million of available liquidity.

OUTLOOK

The return of global energy demand and the reality of a multi-year period of upstream oil and natural gas underinvestment has resulted in a shortage of oil and natural gas and higher commodity prices, providing a promising outlook for the oilfield services industry. The war in Ukraine and sanctions on Russian hydrocarbons have exacerbated the challenged supply situation and many importing countries are looking toward North America and the Middle East to fill the supply gap, both from exports of crude oil and natural gas through the global Liquified Natural Gas (LNG) market. Constrained natural gas production levels and low natural gas storage volumes have resulted in North American natural gas prices more than doubling in the last year. With U.S. LNG exports growing as countries look to displace Russian natural gas and various Canadian LNG projects to come online in 2025, we anticipate a sustained period of elevated natural gas drilling activity.

At current commodity price levels, we anticipate higher demand for our services and improved fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years. However, broad economic concerns exist with respect to inflation, rising interest rates and geopolitical instability. These concerns may negatively impact customer spending plans.

With North American industry activity expected to further increase in 2022, we anticipate tightness in the high specification rig market with customers seeking term contracts to secure rigs and ensure fulfilment of their development programs. Accordingly, the tightening of available high specification rigs is expected to drive higher day rates and necessitate customer funded rig upgrades.

Interest in our EverGreenTM suite of environmental solutions continues to gain momentum as customers seek meaningful solutions to achieve their emission reduction targets and improve their well economics. We expect our growing suite of AlphaTM technologies paired with our EverGreenTM suite of environmental solutions to be key competitive differentiators as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint.

The outlook for our Precision Well Servicing business remains positive with strong commodity prices supporting maintenance and completion activity as well as both federal and provincial support for increased well abandonment and rehabilitation projects. In addition, we are focusing on the successful integration of the recent purchase of High Arctic’s well service and associated rental operations. By leveraging our existing platform and continuing our strict focus on cost control, we expect to realize $5 million in annualized savings, realizable within one year of completing the acquisition.

Contracts

Year-to-date in 2022, we have entered into 39 term contracts and 18 new contracts since the end of the first quarter of 2022. The following chart outlines the average number of drilling rigs under contract by quarter as of July 26, 2022. For those quarters ending after June 30, 2022, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of July 26, 2022:
U.S.	21	24	22	24	27	29	31	27
Canada	6	6	7	7	6	8	10	11
International	6	6	6	6	6	6	4	4
Total	33	36	35	37	39	43	45	42

The following chart outlines the average number of drilling rigs that we had under contract for 2021 and the average number of rigs we have under contract as of July 26, 2022.

	Average for the year ended
	2021	2022
Average rigs under term contract as of July 26, 2022:
U.S.	23	29
Canada	7	9
International	6	5
Total	36	43

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count:
U.S.	33	39	41	45	51	55
Canada	42	27	51	52	63	37
International	6	6	6	6	6	6
Total	81	72	98	103	120	98

According to industry sources, as of July 26, 2022, the U.S. active land drilling rig count has increased 57% from the same point last year while the Canadian active land drilling rig count has increased by 31%. To date in 2022, approximately 79% of the U.S. industry’s active rigs and 60% of the Canadian industry’s active rigs were drilling for oil targets, compared with 82% for the U.S. and 58% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

During the quarter, we increased our capital spending plan to reflect higher maintenance capital from our increasing activity, strategic purchase of drill pipe and customer funded rig upgrades. Capital spending in 2022 is expected to be $149 million and by spend category includes $73 million for sustaining, infrastructure and intangibles and $76 million for expansion and upgrades. We expect that the $149 million will be split $141 million in the Contract Drilling Services segment, $6 million in the Completion and Production Services segment and $2 million to the Corporate segment. At June 30, 2022, Precision had capital commitments of $159 million with payments expected through 2024.

Our debt reduction plans continue with the goal of repaying over $400 million of debt over the next four years and reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.5 times. At the end of 2025, we expect to have reduced debt by well over $1 billion since 2018. In addition to our debt reduction target through 2025, we plan to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	% Change	2022	2021	% Change
Revenue:
Contract Drilling Services	294,299	181,256	62.4	608,444	386,075	57.6
Completion and Production Services	33,041	20,667	59.9	71,279	53,211	34.0
Inter-segment eliminations	(1,324)	(564)	134.8	(2,368)	(1,454)	62.9
	326,016	201,359	61.9	677,355	437,832	54.7
Adjusted EBITDA:(1)
Contract Drilling Services	70,429	47,703	47.6	141,603	107,734	31.4
Completion and Production Services	4,839	4,252	13.8	11,378	12,054	(5.6)
Corporate and Other	(11,169)	(23,011)	(51.5)	(52,027)	(36,305)	43.3
	64,099	28,944	121.5	100,954	83,483	20.9

(1) See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change	2022	2021	% Change
Revenue	294,299	181,256	62.4	608,444	386,075	57.6
Expenses:
Operating	215,676	126,394	70.6	445,727	264,515	68.5
General and administrative	8,194	7,159	14.5	21,114	13,826	52.7
Adjusted EBITDA(1)	70,429	47,703	47.6	141,603	107,734	31.4
Adjusted EBITDA as a percentage of revenue(1)	23.9%	26.3%		23.3%	27.9%

(1) See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	51	603	33	378
June 30	55	687	39	437
Year to date average	53	645	36	408

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	205	42	145
June 30	37	113	27	72
Year to date average	50	159	35	109

(1) Canadian operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change	2022	2021
Revenue	33,041	20,667	59.9	71,279	53,211	34.0
Expenses:
Operating	26,200	15,125	73.2	56,167	38,515	45.8
General and administrative	2,002	1,290	55.2	3,734	2,642	41.3
Adjusted EBITDA(1)	4,839	4,252	13.8	11,378	12,054	(5.6)
Adjusted EBITDA as a percentage of revenue(1)	14.6%	20.6%		16.0%	22.7%
Well servicing statistics:
Number of service rigs (end of period)	93	123	(24.4)	93	123	(24.4)
Service rig operating hours	30,389	26,630	14.1	68,654	61,533	11.6
Service rig operating hour utilization	36%	24%		41%	27%

(1) See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $11 million as compared with $23 million in the second quarter of 2021. Our Adjusted EBITDA was positively impacted by decreased share-based compensation costs from our lower share price, partially offset by lower CEWS program assistance. During the quarter, we did not recognize any CEWS program assistance as compared with $1 million in 2021.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2021 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash settled share-based incentive plans	5,048	24,830	52,259	34,698
Equity settled share-based incentive plans:
Executive PSU	—	1,398	407	2,171
Share option plan	—	34	20	165
Total share-based incentive compensation plan expense	5,048	26,262	52,686	37,034

Allocated:
Operating	1,852	5,901	12,772	8,165
General and Administrative	3,196	20,361	39,914	28,869
	5,048	26,262	52,686	37,034

Cash settled share-based compensation expense for the quarter was $5 million as compared with $26 million in 2021. The decreased expense in 2022 was primarily due to our lower share price. Our equity settled share-based compensation expense for the second quarter of 2022 was nil as our Executive PSUs and share options fully vested in the first quarter of 2022.

As at June 30, 2022, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Second quarter net finance charges were $21 million as compared with $28 million in 2021. The decreased finance charges were primarily due to lower debt issue costs. In 2021, we accelerated the amortization of issue costs associated with the unsecured senior notes that were fully redeemed in the quarter. Interest charges on our U.S. denominated long-term debt in the second quarter were US$15 million ($19 million) as compared with US$16 million ($19 million) in 2021.

Income Tax

Income tax expense for the quarter was $4 million as compared with $1 million recovery in 2021. During the second quarter, we did not recognize deferred tax assets on certain Canadian and international operating losses.

Well Control Event

Late in the second quarter of 2022, we experienced a well control event during a turnkey drilling project. We recognized revenue of nil and US$5 million of drilling-related operating costs. Additionally, the net book value of our damaged drilling rig was derecognized resulting in a US$1 million charge to depreciation and amortization expense. We accrued US$12 million of associated well site clean-up and remediation costs and accrued estimated insurance recoveries of US$16 million for the drilling rig and associated costs. The provisions for the associated costs and insurance recoveries are based on our best estimates at June 30, 2022. As the assessment of damage is ongoing, the provisions may be subject to change.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million(1) (extendible, revolving term credit facility with US$300 million accordion feature)	US$128 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	June 18, 2025(1)
Real estate credit facilities (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$18 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$12 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1) US$53 million expires on November 21, 2023.

At June 30, 2022, we had $1,158 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,126 million at December 31, 2021.

The current blended cash interest cost of our debt is approximately 6.6%.

Covenants

At June 30, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At June 30, 2022
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.79
Consolidated covenant EBITDA to consolidated interest expense	> 2.25	3.88
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.25	3.88

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands)	2022	2021	2022	2021
Weighted average shares outstanding – basic	13,588	13,304	13,533	13,327
Effect of stock options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	13,588	13,304	13,533	13,327

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2021		2022
Quarters ended	September 30	December 31	March 31	June 30
Revenue	253,813	295,202	351,339	326,016
Adjusted EBITDA(1)	45,408	63,881	36,855	64,099
Net loss	(38,032)	(27,336)	(43,844)	(24,611)
Net loss per basic and diluted share	(2.86)	(2.05)	(3.25)	(1.81)
Funds provided by operations(1)	33,525	62,681	29,955	60,373
Cash provided by (used in) operations	21,871	59,713	(65,294)	135,174

(Stated in thousands of Canadian dollars, except per share amounts)	2020		2021
Quarters ended	September 30	December 31	March 31	June 30
Revenue	164,822	201,688	236,473	201,359
Adjusted EBITDA(1)	47,771	55,263	54,539	28,944
Net loss	(28,476)	(37,518)	(36,106)	(75,912)
Net loss per basic and diluted share	(2.08)	(2.74)	(2.70)	(5.71)
Funds provided by operations(1)	27,489	35,282	43,430	12,607
Cash provided by operations	41,950	4,737	15,422	42,219

(1) See “FINANCIAL MEASURES AND RATIOS.”

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain (loss) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Loss and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Capital spending by spend category
Expansion and upgrade	15,530	6,446	25,145	9,883
Maintenance and infrastructure	23,906	13,809	50,693	18,808
	39,436	20,255	75,838	28,691
Proceeds on sale of property, plant and equipment	(6,849)	(2,590)	(9,696)	(5,914)
Net capital spending	32,587	17,665	66,142	22,777
Purchase of investments and other assets	536	—	536	—
Changes in non-cash working capital balances	3,659	(7,515)	447	(2,713)
Cash used in investing activities	36,782	10,150	67,125	20,064

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	At June 30,	At December 31,
(Stated in thousands of Canadian dollars)	2022	2021
Current assets	394,717	319,757
Current liabilities	283,225	238,120
Working capital	111,492	81,637

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Loss, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2022;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2022;
  anticipated activity levels, demand for our drilling rigs, day rates and margins in 2022;
  the average number of term contracts in place for 2022;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  anticipated timing and amount of costs savings from acquired well servicing and rental assets;
  potential commercial opportunities and rig contract renewals;
  our future debt reduction plans; and
  anticipated timing and amounts of insurance recoveries.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$51,641	$40,588
Accounts receivable	316,529	255,740
Inventory	26,547	23,429
Total current assets	394,717	319,757
Non-current assets:
Income tax recoverable	1,521	—
Deferred tax assets	840	867
Right-of-use assets	51,553	51,440
Property, plant and equipment	2,225,236	2,258,391
Intangibles	21,678	23,915
Investments and other assets	9,141	7,382
Total non-current assets	2,309,969	2,341,995
Total assets	$2,704,686	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$268,688	$224,123
Income taxes payable	695	839
Current portion of lease obligations	11,602	10,935
Current portion of long-term debt	2,240	2,223
Total current liabilities	283,225	238,120

Non-current liabilities:
Share-based compensation	34,475	26,728
Provisions and other	6,907	6,513
Lease obligations	45,642	45,823
Long-term debt	1,139,720	1,106,794
Deferred tax liabilities	15,341	12,219
Total non-current liabilities	1,242,085	1,198,077
Shareholders’ equity:
Shareholders’ capital	2,299,370	2,281,444
Contributed surplus	74,057	76,311
Deficit	(1,335,435)	(1,266,980)
Accumulated other comprehensive income	141,384	134,780
Total shareholders’ equity	1,179,376	1,225,555
Total liabilities and shareholders’ equity	$2,704,686	$2,661,752

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue	$326,016	$201,359	$677,355	$437,832
Expenses:
Operating	240,552	140,955	499,526	301,576
General and administrative	21,365	31,460	76,875	52,773
Earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	64,099	28,944	100,954	83,483
Depreciation and amortization	69,757	69,704	138,214	141,717
Gain on asset disposals	(10,800)	(904)	(13,914)	(2,963)
Foreign exchange	536	(296)	18	(360)
Finance charges	21,043	27,698	41,773	50,144
Loss on repurchase of unsecured senior notes	—	9,520	—	9,520
Loss (gain) on investments and other assets	4,346	—	(1,223)	—
Loss before income taxes	(20,783)	(76,778)	(63,914)	(114,575)
Income taxes:
Current	635	788	1,605	1,572
Deferred	3,193	(1,654)	2,936	(4,129)
	3,828	(866)	4,541	(2,557)
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)
Net loss per share:
Basic	$(1.81)	$(5.71)	$(5.06)	$(8.41)
Diluted	$(1.81)	$(5.71)	$(5.06)	$(8.41)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	44,638	(21,548)	27,667	(42,546)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(33,831)	15,630	(21,063)	31,539
Tax expense related to net investment hedge of long- term debt	—	(285)	—	—
Comprehensive loss	$(13,804)	$(82,115)	$(61,851)	$(123,025)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash provided by (used in):
Operations:
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)
Adjustments for:
Long-term compensation plans	3,224	13,653	34,436	20,801
Depreciation and amortization	69,757	69,704	138,214	141,717
Gain on asset disposals	(10,800)	(904)	(13,914)	(2,963)
Foreign exchange	422	464	151	1,022
Finance charges	21,043	27,698	41,773	50,144
Income taxes	3,828	(866)	4,541	(2,557)
Other	275	(567)	275	(564)
Loss (gain) on investments and other assets	4,346	—	(1,223)	—
Loss on repurchase of unsecured senior notes	—	9,520	—	9,520
Income taxes paid	(2,576)	(3,905)	(2,803)	(4,066)
Income taxes recovered	—	3	—	3
Interest paid	(4,540)	(26,412)	(42,701)	(45,178)
Interest received	5	131	34	176
Funds provided by operations	60,373	12,607	90,328	56,037
Changes in non-cash working capital balances	74,801	29,612	(20,448)	1,604
	135,174	42,219	69,880	57,641
Investments:
Purchase of property, plant and equipment	(39,436)	(20,255)	(75,838)	(28,691)
Proceeds on sale of property, plant and equipment	6,849	2,590	9,696	5,914
Purchase of investments and other assets	(536)	—	(536)	—
Changes in non-cash working capital balances	(3,659)	7,515	(447)	2,713
	(36,782)	(10,150)	(67,125)	(20,064)
Financing:
Issuance of long-term debt	6,405	676,341	94,529	696,341
Repayments of long-term debt	(75,921)	(712,034)	(84,111)	(761,459)
Repurchase of share capital	(5,000)	—	(5,000)	(4,294)
Issuance of common shares on the exercise of options	4,766	—	6,162	—
Debt issuance costs	—	(9,550)	—	(9,794)
Debt amendment fees	—	(910)	—	(910)
Lease payments	(1,842)	(1,709)	(3,409)	(3,330)
Changes in non-cash working capital balances	—	1,829	—	1,829
	(71,592)	(46,033)	8,171	(81,617)
Effect of exchange rate changes on cash	739	(430)	127	(1,295)
Increase (decrease) in cash	27,539	(14,394)	11,053	(45,335)
Cash, beginning of period	24,102	77,831	40,588	108,772
Cash, end of period	$51,641	$63,437	$51,641	$63,437

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(68,455)	(68,455)
Other comprehensive income for the period	—	—	6,604	—	6,604
Share options exercised	8,843	(2,681)	—	—	6,162
Share repurchases	(5,000)	—	—	—	(5,000)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at June 30, 2022	$2,299,370	$74,057	$141,384	$(1,335,435)	$1,179,376

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(112,018)	(112,018)
Other comprehensive loss for the period	—	—	(11,007)	—	(11,007)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,958)	—	—	(1,958)
Share-based compensation expense	—	4,293	—	—	4,293
Balance at June 30, 2021	$2,281,444	$75,250	$126,574	$(1,201,612)	$1,281,656

SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Wednesday, July 27, 2022. To participate in the live call please register at the URL link below:

https://register.vevent.com/register/BI520cba3a13144e1e995738278dc02cf4

This link replaces the dial-in details that were included in past releases. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

An archived version of the webcast will be available through the webcast on-demand for 12 months.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com